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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Elpida Memory Inc.

*CURRENT ADDRESS

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34850 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 8/17/05

ELPIDA
Easy to Contact

April 25, 2005

Elpida Memory, Inc.
(Tokyo Stock Exchange, 6665)
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan

Elpida Memory, Inc.

(Stock listing: Tokyo Stock Exchange, 6665)

Consolidated Financial Report for the Year Ended March 31, 2005

Consolidated financial summary (unaudited)
(Millions of Japanese Yen, except per share data)

(1) For the three-month period ended March 31, 2005 and 2004

	Three-month ended		
	Mar. 31, 2005	Mar. 31, 2004	YoY Change
			%
Net Sales	50,730	32,205	157.5
Operating income (loss)	1,142	297	384.5
Ordinary income (loss)	74	1,234	6.0
Net income (loss)	(1,678)	490	-
Net income (loss) per share – basic	(17.37)	7.58	-
Net income (loss) per share – diluted	-	-	-

(2) For the twelve-month period of ended March 31, 2005 and 2004

	Twelve-month ended		
	Mar. 31, 2005	Mar. 31, 2004	YoY Change
			%
Net Sales	207,028	100,441	206.1
Operating income (loss)	15,116	(26,439)	-
Ordinary income (loss)	10,684	(25,460)	-
Net income (loss)	8,213	(26,865)	-
Net income (loss) per share – basic	107.60	(524.36)	-
Net income (loss) per share – diluted	105.86	-	-

	As of		YoY Change
	Mar. 31, 2005	Mar. 31, 2004	
			%
Total Assets	498,168	300,599	165.7
Shareholders' equity	195,285	81,055	240.9

Note 1: On March 19,2004, we completed a twenty-for-one stock split. The above per share amounts for the twelve-month period ended March 31,2004 has been calculated to reflect the stock split.

[1. Our Group Management]

Our group consists of Elpida Memory, Inc., one domestic subsidiary, and five overseas subsidiaries. We conduct our business together with our subsidiaries. In addition, we develop, design, and sell the mainly DRAM products through Japanese semiconductor product distributors to the domestic customers and supply products to our overseas subsidiaries. Hiroshima Elpida Memory, Inc., our wholly-owned subsidiary, manufactures semiconductor products mainly DRAM products. Our five overseas subsidiaries are located in North America, Europe, Singapore, Taiwan, and Hong Kong respectively and sell our DRAM products to the customers in the world.



Foundry Service Customers
NEC Electronics
Overseas Customers
Domestic Costomers
NEC
Hitachi
Sell DRAM products
Sell DRAM products
Overseas Subsidiaries
・Elpida Memory (USA) Inc.
・Elpida Memory (Europe) GmbH
・Elpida Memory (Hong Kong) Co., Ltd.
・Elpida Memory (Singapore) Pte. Ltd.
・Elpida Memory (Taiwan) Co., Ltd.
Semiconductor Distributors
Ship Foundry products
Sell DRAM products
Supply DRAM products
Outsourcing of Back-end process
Procure DRAM products
Supply DRAM chips
Elpida Memory, Inc.
Procure DRAM products
Overseas Foundry Manufacturers
Mainly produce DRAM for PCs
Supply DRAM chips
Domestic Subsidiary
Hiroshima Elpida Memory, Inc.
E300-Fab1
E300-Fab2 (under construction)
E200
・DRAM production mainly for Servers, Digital Consumers Electronics/Mobile phones
・Foundry production of mainly memory products

[2.Management Policies]

Fundamental Management Policies

The following is our fundamental management policies for business activities.

- Provide timely and satisfactory products and services to our customers.
- Responsible management operations for our employees, customers, stockholders, and vendors.
- Maintain a generous environment for each employee to help create and realize their ideas continually.

Dividend Policy

The declaration, payment and amount of any interim dividend requires a resolution of our board of directors and the declaration, payment and amount of any year-end dividend is subject to the approval of the holders of shares at the ordinary general meeting of shareholders and to statutory restrictions. We have not declared or paid any cash dividends on our capital stock in the past. We currently intend to retain our future earnings, if any, to finance research and development and increase our production capacity and do not expect to pay any dividends for the foreseeable future.

Management Strategies and Issues to be Addressed

Semiconductor businesses are classified in the so-called "equipment industry" with their large-scaled capital investments, and a common feature of this industry is that their business results fluctuate greatly under the influence of the business cycle called the "silicon cycle." In the DRAM business, this tendency appears to be particularly strong in DRAM products for personal computers. In the midst of this, our Group aims to achieve stable growth and expanded profits by smoothly and quickly performing the following three actions as a single cycle.

- Capture and understand, at an early stage, the application needs of those customers positioned in areas of growth, through marketing strategies which aim to develop partnerships.
- Develop, ahead of our competitors, highly functional and efficient products which meet the needs of those customers.
- Run production under a product mix strategy which is in line with the special features of each product, and be quick off the mark to supply customers.

The following describes our specific policies and activities, which respond to those issues to be addressed.

(1) Enhancement of Sales and Marketing Activities

The DRAM product market is beginning to show signs of expanding from being focused on the conventional personal computers to new applications, such as for digital consumer electronics and mobile phones. In conventional DRAM products for personal computers, price dominates the decision to implement; whereas for Premier DRAM, which we are targeting, there is a tendency to place importance on the performance and the special attributes of the product. For this reason, in addition to the sales and technical marketing division, we have set up a marketing unit attached to the product area aimed at servers, digital consumer electronics and mobile phones; and through joint activities with our customers, we are providing the best DRAM solutions for our customers' products. By doing so, we plan to realize advances at the initial customer design stage and to build long-term cooperative relationships with our customers.

(2) Enhancement of Our High-tech Development Capability

In the DRAM business, where the speed of technological change is so fast, in order to provide for our customers' needs ahead of our competitors, we must have an edge over our competitors in our advanced technological capabilities. For this reason, we will focus our research and development resources into the research and development of cutting-edge and high performance DRAM which is our core technology. In particular, emphasis is being placed on finer-process technology, higher-density technology and lower-power-consumption technology. By doing so, we will develop and produce DRAM products which are of higher performance, function and capacity, as well as cost effective.

With regard to the area of basic research, we are cooperating with the research laboratories of NEC and Hitachi, and we are building a comprehensive alliance for cooperative research through the industry-academia tie-up with Hiroshima University.

(3) Enhancement of Production System

We are running production of the technically difficult Premier DRAM at the first 300 mm Fabrication Plant and 200 mm Fabrication Plant operated by Hiroshima Elpida Memory, Inc. Customers need a stable supply against any increase in demand for Premier DRAM. For such demand, we plan to increase state-of-the-art mass production facilities in the future on a continuous and timely basis.

With regard to the commodity DRAM products focused on personal computers, we have concluded an agreement to outsource production to overseas foundry companies, which excel in cost competitiveness, and we are proceeding with a strategy, which responds with products procured from the foundry companies. With a basic policy of expanding the proportion of external foundry capabilities to all wafer processing capabilities, including our own plants, to 30-50 percent, we strive to expand future DRAM supply.

Target Management Indices

Financial stability increased greatly due to the listing of stock on the first section of the Tokyo Stock Exchange on November 15, 2004 and the corresponding capital increase by public offering. In the preparation of the mid to long term business plan, we aim to outperform the growth rate of the DRAM market, and we are emphasizing such indices as the operating profit margin, return on equity and the net debt / equity ratio.

Basic View on Corporate Governance and Implementation Status of Measures

(1) Basic View

Our basic view on corporate governance is to create a powerful management decision-making mechanism and an operational structure to perform expeditiously, and then establish a suitable supervisory and auditing mechanism. The purpose of which is to realize a strategic and speedy management as well as maintain and enhance competitiveness, as the globalization of business activities and changes to the social structure rapidly progress.

(2) Implementation of Measures related to Corporate Governance

① Board of Directors

The Board of Directors makes decisions on important matters related to the management of our company, as well as supervises the performance of our business operations by directors and executive officers. As a rule, the meeting of the Board of Directors is convened once a month. In addition, the extraordinary Board of Directors can be held accordingly when circumstances require, in order to make decisions swiftly. At present, there are seven directors (of which four are outside directors).

② Board of Statutory Auditors

Our statutory auditors implement audits based on the audit plan established by the Board of Statutory Auditors, and at the same time, they audit the performance of the directors by attending important meetings, including the Board of Directors, and by examining the status of operations and finances. At present, there is one full-time statutory auditor and two part-time statutory auditors (both of whom are outside auditors).

③ Officers' Meeting

The executive officers are appointed by the Board of Directors, and they discuss and decide on important issues related to the execution of business based on the basic policies established by the Board of Directors. As a rule, Officers' Meeting is held weekly. At present, there are 13 executive officers.

④ Executive Compensation Committee

At the Board of Directors held on May 25, 2004, it was resolved to establish the Executive Compensation Committee to be formed by five people, appointed from the company's directors, executive officers and auditors. By doing so, it will strive to ensure the equality and appropriateness of compensation for board members and executive officers.

⑤ Compliance Committee

The Compliance Committee was established at the Officers' Meeting held on March 1, 2005. As the body overseeing the compliance system, it aims to maintain the internal compliance system and ensure the complete and thorough implementation by all group companies. To this end, the committee reviews policy lines and makes decisions. At present, there are nine members on the Compliance Committee.

⑥ Audit Office

In addition to statutory auditors and the Board of Statutory auditors, the Audit Office has been established under the direct control of the CEO, for the purpose of ensuring adequate internal controls and to strengthen risk management. The Audit Office conducts audits of all divisions (including subsidiary companies) based on the audit plan.

< Corporate Governance Structure >


General Shareholders' Meeting
Surpervision/Audit
Board of Directors
Board of Corporate Auditors
Independent auditor
Executive Compensation Committee
Execution of business
Officers' Meeting
Compliance Committee
Audit Office
CEO
Exexution Offices

(3) Independent Auditors

The names of CPAs who performed auditing services	The names of auditing firm
Sadahiko Yoshimura	Ernst & Young ShinNihon
Kazuya Oki	Ernst & Young ShinNihon

The audit of independent auditors was supported by mainly certified public accountants, junior certified public accountants, and other specialists.

We paid 254 million yen to Ernst & Young ShinNihon for the auditing services under Clause 1, Article 2 of Certified Public Accountant Law for the fiscal year 2004.

(4) Human, Equity, Business and other Relationships of Interest between the Company and Outside Directors and Outside Corporate Auditors (as of March 31, 2005)

Outside director, Shunichi Suzuki, has been a senior vice president and a director of NEC Corporation (NEC) and a director (part-time) of NEC Electronics Corporation (NEC Electronics); and outside auditor, Kenji Seo, is a general manager of the Affiliates Division at NEC. NEC owned 25.0% of the issued shares of common stock.

Outside director, Toshio Nohara has been a general manager of the Semiconductor Business Operations at Hitachi, Ltd. (Hitachi); and outside auditor, Mitsuyoshi Toyoshima has been a department manager at the Finance & Accounting Department 2 at Hitachi. Hitachi owned 25.0% of the issued shares of common stock.

Outside director, Akira Kiyota has also been a director and deputy chairman of Daiwa Securities Group and chairman of the Daiwa Institute of Research.

Outside director, Kosei Nomiya has also been a chairman of Ultratech JAPAN and advisor to the chairman of UMC JAPAN.

Transactions with NEC, NEC Electronics and Hitachi are each routine transaction, and the outside directors and outside statutory auditors do not have any personal interest in the transactions. Furthermore, we do not have any business relationships with the Daiwa Securities Group, the Daiwa Institute of Research, Ultratech Japan or UMC JAPAN.

There are no business-type relationships between our company and our outside auditors.

Parent-companies

① The names of the parent companies under Clause 12 Article 2 of TSE disclosure rules

As of March 31, 2005, NEC and Hitachi each held 25.0% of our issued shares of common stock.

Name	Ratio of voting right	Stock Exchange listings and quotations
NEC*	25.0%	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Amsterdam, Frankfurt, London, Swiss*
Hitachi	25.0%	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Luxembourg, Frankfurt, Amsterdam, Paris, New York

* NEC's stocks are traded in NASDAQ by American Depositary Receipts in U.S.A.

② The name of most influential parent companies and others, and Reason

<table>
<tr><th>Name</th><th>Reason</th></tr>
<tr><td>NEC</td><td rowspan="2">The company started the business as a joint venture of NEC and Hitachi. They still have 25% each of all shares outstanding with voting right.</td></tr>
<tr><td>Hitachi</td></tr>
</table>

③ Our position in a group of NEC and Hitachi, and Business Relationships

With regard to our position of NEC and Hitachi, both of them respectively have a 25% interest of us, which accounts for such investment by the equity method. We have ongoing business relationships with both NEC and Hitachi. And our business transactions with NEC and Hitachi have been conducted on arm's-length principle. In addition, with regard to fund-raising, we have no special relationships such as debtor-creditor relationship and guarantee-warrantee relationship with NEC and Hitachi.

④ Human Relationships with NEC and Hitachi

Of our ten directors (7 directors and 3 auditors), two of them (1 director and 1 auditor) also serve as executive officers and employees of NEC, and two of them (1 director and 1 auditor) serve as employees of Hitachi.

As of March 31, 2005, of our 705employees, 15 of them are on loan from NEC and 8 of them are on loan from Hitachi.

Although we have above human relationships with NEC and Hitachi, we make decisions of our business and operation with enough discussion with outside directors and outside auditors from not only NEC and Hitachi, but others. We believe our independence from NEC and Hitachi is secured enough.

⑤ Business transactions with NEC and Hitachi

See Note in "Related party transactions (page 18)".

[3.Overview of Business Results]

(1) Business Results

① Overview

During the first half of the fiscal year 2004 (April 2004 – March 2005), the Japanese economy showed signs of recovery supported by exports and capital expenditure, but during the latter half, it leveled off due to such factors as inventory adjustments in the digital consumer electronics and an appreciation of the Japanese yen. At the same time, the United States economy continued its expansion on the back of consumer spending and capital expenditure, and the Chinese economy maintained high growth thanks to exports and capital expenditure.

In our business markets, the first half of the fiscal year 2004 saw significant increases in the demand for our focus area, Premier DRAM, due to an expansion in the digital consumer electronics market including digital cameras and DVD recorders, as well as the sophistication of mobile phones. However, as we entered the latter half of the year, the demand for Premier DRAM stalled due to an inventory adjustment in the area of digital consumer electronics; and prices for commodity DRAM plummeted due to the deterioration in the balance of supply and demand.

Under these circumstances, consolidated net sales for the period grew 106.1% (approximately 2.1 times) year on year (YoY) to reach 207,028 million yen.

Operating income was 15,116 million yen, an improvement of 41,555 million yen from the 26,439 million yen loss for the same period last year. This improvement was due to increased revenue and reductions in costs from an increase of production capacity.

Ordinary income was 10,684 million yen, an improvement of 36,144 million yen from the 25,460 million yen loss for the same period last year. The extent of the increase of ordinary income compared to operating income was restricted due to the fact that interest expenses increased by 2,320 million yen YoY, and the fact that losses on foreign exchange increased by 767 million yen YoY as a result of a stronger Japanese yen.

Net income was 8,213 million yen, an improvement of 35,078 million yen from the 26,865 million yen loss for the same period last year. The extent of the increase of ordinary income compared to operating income was restricted due to the fact that an extraordinary loss of 1.9 billion yen was recorded as a reserve for potential liabilities for investigation by the United States Department of Justice against antitrust violations in the United States.

We made notable improvements in all net sales, operating income, ordinary income and net income results compared with the same period last year.

② The breakdown of sales by application market

(Billions of yen)

	Year ended March 31, 2005 (unaudited)		Year ended March 31, 2004 (unaudited)		Change %
Servers*	43.1	20.8%	24.1	24.0%	78.8%
Digital consumer electronics and mobile phones *	66.2	32.0%	21.7	21.6%	205.1%
Premier DRAM (Note1)	109.3	52.8%	45.8	45.6%	138.6%
Foundry services and others	20.9	10.1%	14.3	14.3%	46.2%
Subtotal of Premier business (Note 2)	130.2	62.9%	60.1	59.9%	116.6%
PCs	76.8	37.1%	40.3	40.1%	90.6%
Total net sales	207.0	100.0%	100.4	100.0%	106.2%

* Premier DRAM (Note 1)

Note 1: Premier DRAM: Our proprietary name given to DRAM products used for servers, and digital consumer electronics and mobile phones. This type of DRAM usually requires higher technologies than commodity DRAMs, and the price per certain density tends to become higher in proportion to this value added.

Note 2: Premier business: Our proprietary name given to the total of the Premier DRAM and foundry services.

(Servers)

Net sales for servers increased 78.8% YoY to 43.1 billion yen.
During the period, demand from major domestic and foreign manufacturers of servers increased steadily, mostly for high-density module products based on 512 Megabit DDR2 SDRAM.

(Digital consumer electronics and mobile phones)

Net sales for digital consumer electronics and mobile phones increased 205.1% YoY (approximately 3.1 times) to 66.2 billion yen. In spite of the inventory adjustments in the latter half of the period, this sector experienced an expansive phase, and grew considerably compared to the same period last year.

This field includes products aimed at digital consumer electronics, such as digital still cameras, DVD recorders, digital TVs and products aimed at 2.5th generation and 3rd generation mobile phones.

(Foundry services and others)

In foundry services and others, there was an increase in the volume of contract manufacturing mainly for Pseudo SRAM, and net sales rose 46.2% YoY to 20.9 billion yen.

Foundry services and others consists of the business of foundry services of semiconductor products (the contract manufacturing of semiconductor products based on the customer's design specifications) mainly for domestic semiconductor manufacturers.

(PCs)

Net sales for personal computers increased 90.6% YoY to 76.8 billion yen.
We witnessed a sharp decline in prices due to the deterioration in the balance of supply and demand after Chinese New Year, but an increase in procurements from the Taiwanese foundry resulted in considerable sales increase for the full year.

③ Capital Expenditure

Capital expenditure for this fiscal year increased 25.4% YoY to 124.5 billion yen, due to the capacity enhancement of our first 300 mm fabrication plant (Fab) and construction of our second 300 mm Fab, as well as from the purchase of the previously leased 200 mm Fab from NEC Hiroshima.

(2) Financial Status

Total assets grew by 197.6 billion yen over the end of last year to 498.2 billion yen. This was a result of cash and cash equivalents increasing, due partly to capital expansion from new shares being issued and partly to the issuance of bonds. It was also a result of an increase in fixed assets from capital expenditure mostly related to our first 300 mm Fab. Interest-bearing liabilities (including obligations under capital leases), primarily bonds increased by 113.6 billion yen over the end of last year to 233.6 billion yen. Shareholders' equity increased by 114.2 billion yen to 195.3 billion yen. This was due to a combination of the issuance of newly listed shares as well as the net income for the period. As a result, the shareholders' equity ratio improved by 12.2 points over the end of last year to 39.2%.

(3) Cash Flow Status for the Consolidated Fiscal Year

With regard to cash flows for the fiscal year, operating activities provided net cash of 21.0 billion yen, an inflow increase of 52.2 billion yen YoY.

Investing activities used 160.6 billion yen, an outflow increase of 109.7 billion yen YoY.
This was mostly due to an increase in the purchase of fixed assets through capital expenditure in the first 300 mm Fab.

As a result, the free cash flow, which is a combination of net cash provided by operating activities and net cash used in investing activities, saw net outflow of 139.6 billion yen and an outflow increase of 57.5 billion yen YoY.

Net cash provided by financing activities was 218.6 billion yen, an increase of 29.8 billion yen YoY, due to the procurement of 105.3 billion yen through an increase in capital from the issuance of new shares as well as the procurement of 69.7 billion yen through the issuance of bonds.

The result of these activities was the balance of cash and cash equivalents rising by 79.2 billion yen YoY to 189.8 billion yen.

(4) Outlook for Business Results

There are hopes that the Japanese economy can turn upward from the current horizontal level, but with negative factors such as the rising price of crude oil likely to continue, it is thought our present unpredictable conditions will persist.

In our business market for digital consumer electronics and mobile phones, which we anticipate a large growth in medium- and long-term growth, we are currently experiencing moderate growth, however we have not yet regained the momentum seen in the first half of last year.

Under these conditions, we have marked fiscal 2005 as the "Start of Becoming the World's No. 1 in DRAM." We have raised the following important issues, and will strive to improve our business results even further.

In production:

- Promote finer-process technology at our first 300mm fabrication plant
- Ramp up our second 300 mm fabrication plant
- Improve our yield and productivity continuously
- Accelerate development of new products and improve efficiency of product design

Considering these factors, we forecast our consolidated business for the three-month ending June 30, 2005 and for the fiscal year ending March 31, 2006 as follows.

(Billions of yen)

	Three-month ending June 30,2005 (A)	Twelve-month ending March 31, 2006 (B)	Twelve-month ended March 31, 2005 (C)	Change% (B/C)	Change (B-C)
Net sales	44.0 - 48.0	260.0	207.0	+25.6%	+530
Operating income	(2.7) - 0.3	18.6	15.1	+23.2%	+35
Ordinary income	(3.8) - (0.8)	15.3	10.7	+43.0%	+46
Net income	(4.0) - (1.0)	14.0	8.2	+70.7%	+58

(5) Risk Factors

The following are the significant risk factors that may adversely affect our business, financial condition and results of operations.

- The cyclicality of the DRAM industry can result in volatile operating results.
- Increased worldwide production or lack of demand for DRAM products could lead to declines in selling prices for our products.
- We face intense competition in the DRAM industry.
- We may not respond quickly enough to rapid technological change and evolving standards in the semiconductor industry.
- We plan to make large investments in DRAM manufacturing facilities, but there can be no assurance that we will obtain sufficient funding, execute our expansion plan effectively or realize the expected return on our investment.
- We rely on other companies for all of our back-end processing.
- We may not be able to protect our proprietary intellectual property, and we may be accused of infringing the intellectual property rights of others.
- Allegations of anti-competitive practices in the DRAM industry may have a direct or indirect impact on our operations.
- Currency fluctuations will affect our operating results and could result in exchange losses.

Comparative Consolidated Balance Sheet

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004	Change
(Assets)			
I Current assets			
1. Cash and cash equivalents	189,798	110,555	79,243
2. Notes and accounts receivable, trade	36,769	25,742	11,027
3. Inventories	32,795	24,437	8,358
4. Account receivable, other	6,393	3,861	2,532
5. Other current assets	5,419	2,918	2,501
6. Allowance for doubtful accounts	(31)	(32)	1
Total current assets	271,143	167,481	103,662
II Fixed assets			
1. Tangible fixed assets	213,138	124,282	88,856
2. Intangible fixed assets	7,787	7,057	730
3. Investments and other assets	6,100	1,779	4,321
Total fixed assets	227,025	133,118	93,907
Total assets	498,168	300,599	197,569
(Liabilities)			
I Current liabilities			
1. Account payable, trade	27,799	24,552	3,247
2. Short-term borrowings	–	5,674	(5,674)
3. Current portion of long-term debt	18,520	6,216	12,304
4. Current portion of obligation under capital leases	30,143	19,239	10,904
5. Accounts payable, other	31,255	60,738	(29,483)
6. Other current liabilities	7,183	11,494	(4,311)
Total current liabilities	114,900	127,913	(13,013)
II Fixed liabilities			
1. Bond	80,000	10,000	70,000
2. Long-term debt	58,573	36,184	22,389
3. Obligation under capital leases	46,330	42,634	3,696
4. Other long-term liabilities	3,080	2,813	267
Total fixed liabilities	187,983	91,631	96,352
Total liabilities	302,883	219,544	83,339
(Shareholders' equity)			
I Capital stock	87,234	46,625	40,609
II Additional paid in capital	98,334	62,268	36,066
III Retained earnings	9,752	(27,686)	37,438
IV Unrealized gain on marketable securities	2	–	2
V Foreign currency translation adjustments	(37)	(152)	115
VI Treasury stock	(0)	–	0
Total shareholders' equity	195,285	81,055	114,230
Total liabilities and shareholders' equity	498,168	300,599	197,569

Comparative Consolidated Statements of Operations

(Millions of yen)

	Fiscal year ended				Change
	Mar. 31,'05		Mar. 31,'04		
Account		Ratio (%)		Ratio (%)	Increase or decrease
I Net sales	207,028	100.0	100,441	100.0	106,587
II Cost of sales	156,620	75.7	99,649	99.2	56,971
Gross profit/(loss)	50,408	24.3	792	0.8	49,616
III Selling, general and administrative expenses	35,292	17.0	27,231	27.1	8,061
Operating income/(loss)	15,116	7.3	(26,439)	(26.3)	41,555
IV Non-operating income					
1. Interest income	115		19		96
2. Equity in earnings of affiliated company	–		179		(179)
3. Foreign exchange gains	–		263		(263)
4. Revenue from local government subsidies	145		1,800		(1,655)
5. Others	209		116		93
V Non-operating expenses					
1. Interest expense	3,079		759		2,320
2. Foreign exchange losses	504		–		504
3. Stock issuance costs	597		381		216
4. Bond issuance costs	313		96		217
5. Others	408		162		246
Ordinary income/(loss)	10,684	5.2	(25,460)	(25.3)	36,144
VI Extraordinary income	209	0.1	8	0.0	201
VII Extraordinary losses	1,947	0.9	76	0.1	1,871
Income/(loss) before income taxes	8,946	4.4	(25,528)	(25.4)	34,474
Income taxes	733	0.4	1,337	1.3	(604)
Net income/(loss)	8,213	4.0	(26,865)	(26.7)	35,078

Note: "Income taxes" is indicated after deducting tax adjustments.

Comparative Consolidated Statements of Changes in Shareholders' Equity

(Millions of yen)

	As of March 31, 2005	As of March 31, 2004
(Additional paid in capital)		
I Balance of additional paid in capital at beginning of period	62,268	29,500
II Increase in additional paid in capital		
Issuance of new shares for capital increase	65,292	32,768
III Decrease in additional paid in capital		
Reversal of additional paid in capital	29,226	–
IV Balance of additional paid in capital at end of period	98,334	62,268
(Retained earnings)		
I Balance of retained earnings at beginning of period	(27,686)	(53,464)
II Increase in retained earnings		
Reversal of capital stock	–	52,643
Reversal of additional paid in capital	29,226	–
Net income	8,213	–
III Decrease in retained earnings		
Net loss	–	26,865
IV Balance of retained earnings at end of period	9,752	(27,686)

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal year ended		Change increase or decrease
	Mar. 31,'05	Mar. 31,'04	
I Operating activities			
Income (loss) before income taxes	8,946	(25,528)	34,474
Depreciation and amortization	35,944	15,778	20,166
Increase in allowance for doubtful accounts	(2)	15	(17)
Interest income	(115)	(19)	(96)
Interest expense	3,079	759	2,320
Equity in earnings of affiliated company	–	(179)	179
Income from sale of tangible fixed assets	(2)	(8)	6
Losses on sale of tangible fixed assets	32	70	(38)
Increase in accounts receivable, trade	(10,558)	(17,936)	7,378
Increase in inventories	(8,334)	(16,450)	8,116
(Increase) decrease in accounts receivable, other	(2,532)	2,684	(5,216)
Increase (decrease) in accounts payable, trade	3,208	2,368	840
Increase (decrease) in accounts payable, other	687	102	585
Others	(5,381)	8,063	(13,444)
Subtotal	24,972	(30,281)	55,253
Interest received	115	19	96
Interest paid	(3,004)	(742)	(2,262)
Income taxes paid	(1,096)	(243)	(853)
Net cash provided by (used in) operating activities	20,987	(31,247)	52,234
II Investing activities			
Acquisition of shares in a subsidiary	–	(616)	616
Acquisition of marketable securities	(2,049)	–	(2,049)
Purchase of tangible fixed assets	(152,114)	(47,742)	(104,372)
Proceeds from sale of tangible fixed assets	195	206	(11)
Purchase of intangible fixed assets	(3,138)	(2,143)	(995)
Acquisition of long-term prepaid expenses	(3,328)	(570)	(2,758)
Others	(130)	–	(130)
Net cash used in investing activities	(160,564)	(50,865)	(109,699)
III Financing activities			
Net decrease in short-term borrowings	(5,705)	(5,945)	240
Proceeds from long-term borrowings	41,000	42,400	(1,400)
Repayments of long-term borrowings	(6,307)	–	(6,307)
Proceeds from issuance of stocks	105,305	65,155	40,150
Proceeds from issuance of bonds	69,688	9,904	59,784
Proceeds from sale-and-leaseback transactions	40,667	84,555	(43,888)
Repayments of obligation under capital leases	(26,013)	(7,280)	(18,733)
Purchase of treasury stock	(0)	–	(0)
Net cash provided by financing activities	218,635	188,789	29,846
IV Effect of exchange rates changes on cash and cash equivalents	185	(162)	347
V Net increase in cash and cash equivalents	79,243	106,515	(27,272)
VI Cash and cash equivalents at beginning of the year	110,555	4,040	106,515
VII Cash and cash equivalents at end of the year	189,798	110,555	79,243

[Basic important matters for preparation of consolidated interim financial statements]

1. Scope of consolidation

Consolidated all subsidiaries
Number of the consolidated subsidiaries: 6
Name of the consolidated subsidiaries: Hiroshima Elpida Memory, Inc.
Elpida Memory (USA) Inc.
Elpida Memory (Europe) GmbH
Elpida Memory (Taiwan) Co., Ltd
Elpida Memory (Hong Kong) Co., Ltd
Elpida Memory (Singapore) Pte. Ltd

2. Application of equity method

There is no applicable matter.

3. The fiscal year end date for the consolidated subsidiaries

The fiscal year end date for the consolidated subsidiaries is the same as the Company.

4. Accounting principles

(1) Evaluation standards and evaluation criteria for marketable securities

Marketable securities are reported at fair value with unrealized gains and losses included in unrealized gain on marketable securities.

(2) Derivatives

Derivatives are stated based on a market value method.

(3) Inventories

Inventories are stated at the lower of cost or market.
The cost of finished products, semifinished components, work in process and raw materials is determined by the first-in, first-out basis, except for work in process of subsidiaries determined by the average method. The cost of supplies is determined individually.

(4) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on the following estimated useful lives of the assets. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Buildings and structures:	3 to 60 years
Machinery and equipment:	2 to 7 years
Furniture and fixtures:	2 to 15 years

Leased assets which meet certain criteria are capitalized and amortized on a straight-line basis over the lease terms.

Certain costs incurred to develop or obtain internal use computer software are capitalized and are amortized on a straight-line basis over the estimated useful life of 5 years.

Goodwill is amortized on a straight-line method over 5 years for Elpida Memory, Inc. and 15 years for a foreign subsidiary.

(5) Stock and bond issuance costs

Stock and bond issuance costs are charged to income as incurred.

(6) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(7) Allowance for bonus

For preparation of bonus for employees, the allowance for bonus is recorded based on the expected bonus amount.

(8) Allowance for inventories devaluation

Following purchase of inventories from consignment factories, the company reserved allowance on devaluation losses as of the fiscal year end, which the company expects to bear.

(9) Pension and severance plans for empolyees

Pension and severance costs were accrued based on the benefit obligations and pension plan assets as of March 31,2005.

Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 15years.

(10) Severance plans for directors and statutory auditors

Severance costs were accrued based on the benefit obligations as of March 31,2005

(11) Foreign currency translation

Foreign currency receivables and payables are translated into Japanese yen at effective year-end exchange rates and the resulting transaction gains or losses are taken into the consolidated results. The balance sheet accounts of foreign consolidated subsidiaries and an affiliated company are translated into Japanese yen at effective year-end exchange rates, except for the components of shareholders' equity which are translated at their historical exchange rates, and all income and expense accounts are translated at the average exchange rate in effect during the year. The resulting translation differences are recorded in a separate component of shareholders' equity as translation adjustments.

(12) Major lease transactions

Capital leases are as per accounting of sales.

(13) Hedge accounting

① Hedge accounting

The company has adopted deferral hedge accounting for its derivative transactions. Some interest swaps has adopted exceptional treatment under Japan GAAP.

② Derivative instruments and subject

The interest rate swap is as the derivative instruments and the borrowings are subject to hedge.

③ Purposes of derivative transactions

Interest rate swap agreements to swap variable rate for fixed rate have been entered into to decrease the adverse impact of raise in floating rates on borrowings.

④ Evaluation of Hedge effectiveness

The evaluation for hedge effectiveness is omitted by previous confirmation to apply deferral hedge accounting for its derivative transactions

(14) Consumption tax and other

Accounted exclusive of consumption taxes and local consumption taxes

5. Consolidation adjustments account

The excess cost of investments in the subsidiaries over their equity in the net assets at the dates of acquisition is generally being amortized for 5 years.

(Marketable securities)

Other marketable securities under market price

(Millions of yen)

	Fiscal year ended March 31, 2005			Fiscal year ended March 31, 2004		
	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Securies of which fair value exceeds cost						
Marketable securities	2,049	2,052	3	-	-	-

(Segment Information)

[Business Segment Information]

During the year ended March 31, 2005 and the year ended March 31, 2004 our group was operating a single segment of the semiconductor business centering on DRAM, so the information by business segment is omitted.

[Geographical segment information]

The fiscal year ended March 31, 2005

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1) Sales to third parties	85,312	41,854	13,876	65,986	207,028	—	207,028
(2) Inter-segment sales and transfers	111,850	869	92	266	113,077	(113,077)	—
Total	197,162	42,723	13,968	66,252	320,105	(113,077)	207,028
Operating expenses	185,696	41,857	13,469	63,919	304,941	(113,029)	191,912
Operating income	11,466	866	499	2,333	15,164	(48)	15,116
Assets	494,250	11,130	4,409	14,505	524,294	(26,126)	498,168

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany
(3) North America: the United States

The fiscal year ended March 31, 2004

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1) Sales to third parties	66,726	25,681	8,034		100,441	—	100,441
(2) Inter-segment sales and transfers	24,923	51	98		25,072	(25,072)	—
Total	91,649	25,732	8,132		125,513	(25,072)	100,441
Operating expenses	119,158	24,823	7,823		151,804	(24,924)	126,880
Operating income (loss)	(27,509)	909	309		(26,291)	(148)	△26,439
Assets	297,923	7,097	3,142	7,145	315,307	(14,708)	300,599

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany

[Overseas sales]

The fiscal year ended March 31, 2005

	North America	Asia	Europe	Total
I Overseas sales (MY)	65,986	42,473	13,876	122,335
II Consolidated sales (MY)				207,028
III Ratio of overseas sales over consolidated sales (%)	31.9	20.5	6.7	59.1

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

The fiscal year ended March 31, 2004

	North America	Asia	Europe	Total
I Overseas sales (MY)	30,687	25,634	8,082	64,403
II Consolidated sales (MY)				100,441
III Ratio of overseas sales over consolidated sales (%)	30.6	25.5	8.0	64.1

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

(Related Party Transactions)

The following is a summary of related party transactions for the fiscal year ended March 31, 2004.

There is no applicable matter for the fiscal year ended March 31, 2005.

(1) For the fiscal year ended March 31, 2004

(Millions of yen)

						Relationship					
Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Concurrent directors	Description of the business relationship	Transactions	For the year ended March 31, 2004	Accounts	At March 31, 2004
Other relative company	NEC Corporation	Minato-ku, Tokyo	337,820	Manufacture and sales of communications equipments, computers, electronic devices and other products	(Possessed by) Directly 50.0	Collateral Office 1 Part time 1	Supply of semi-finished components to the Company	Purchase of semi-finished components	609	Accounts payable – trade	76
								Subscription for stock	9,500	–	–
Other relative company	Hitachi, Ltd.	Chiyoda-ku, Tokyo	282,032	Manufacture and sales of electronic machineries and tools	(Possessed by) Directly 50.0	Part time 2	Supply of semi-finished components to the Company	Purchase of semi-finished components	5,084	Accounts payable – trade	920
								Subscription for stock	9,500	–	–

Amounts Per Share

	March 31, (yen)	
	2005	2004
Shareholders' equity per share	2,024.43	905.68
Net income (loss) per share	107.60	(524.36)
Diluted net income per share*	105.86	-

*Diluted net income per share was not shown for reason of the Company in a net loss per share.

Basis for calculation of net income (loss) per share is as follows:

	Year ended March 31, (Millions of yen)	
	2005	2004
Net income (loss)	8,213	(26,865)
Amount not attributable to common stock	-	-
Net income (loss) attributable to common stock	8,213	(26,865)
Average number of shares outstanding during the year (thousand shares)	76,325	51,234
Increase number of shares outstanding during the year (thousand shares)	1,260	-

In calculation of shareholders' equity per share for year ended March 31, 2004, the issued balance of Class C and Class D stocks, of which rights for asset distribution has priority over common stocks, was excluded from the balance of shareholders' equity. Class C and Class D stocks were converted to common stocks as of November 15, 2004.

On March 19, 2004, the Company completed a twenty-for-one stock split. The above per share amounts for the year ended March 31, 2004 have been calculated to reflect the stock split. Had reflected the stock split, shareholders' equity per share and net loss per share for the year ended March 31, 2004 would be ¥1,108.65 and ¥1,096.27, respectively.

Appendix (unaudited)

1. Selected Quarterly Consolidated Statements of Operations

(Millions of yen)

	Three-month ended							
	Jun. 30, '04		Sept. 30, '04		Dec. 31, '04		Mar. 31, '05	
Account		Ratio (%)		Ratio (%)		Ratio (%)		Ratio (%)
Net sales	45,536	100.0	54,626	100.0	56,136	100.0	50,730	100.0
Gross profit	10,563	23.2	15,407	28.2	14,736	26.2	9,702	19.1
Selling, general and administrative expenses	7,476	16.4	10,159	18.6	9,097	16.2	8,560	16.9
Operating income	3,087	6.8	5,248	9.6	5,639	10.0	1,142	2.2
Income before income taxes	2,132	4.7	4,904	9.0	3,756	6.7	(1,846)	(3.6)
Net income	2,302	5.1	4,202	7.7	3,387	6.0	(1,678)	(3.3)

2. Selected Consolidated Financial Data

	Jun. 30, '04	Sept. 30, '04	Dec. 31, '04	Mar. 31, '05
Cash and cash equivalent	93.3 billion yen	74.6 billion yen	164.7 billion yen	189.8 billion yen
A/R collection period	61 days	66 days	66 days	65 days
Inventory holding period	68 days	68 days	64 days	72 days
Interest-bearing debt	128.4 billion yen	167.2 billion yen	165.2 billion yen	233.6 billion yen
Net D/E Ratio	0.42 times	1.06 times	0.00 times	0.22 times
Share holders' equity Ratio	27.6%	25.2%	43.4%	39.2%

	Three-month ended Jun. 30, '04	Three-month ended Sept. 30, '04	Three-month ended Dec. 31, '04	Three-month ended Mar. 31, '05	Twelve-month ended Mar. 31, '05
Cash flows from Operating activities	(5.9 billion yen)	(3.1 billion yen)	(16.7 billion yen)	7.1 billion yen	21 billion yen
ROA	3.1%	5.2%	3.4%	(1.4%)	2.1%
ROE	11.2%	19.6%	9.5%	(3.4%)	5.9%

(Calculating formulas)

A/R collection period = Accounts receivable, trade / Average monthly net sales x 30 days
Interest-bearing debt = Long-term and short-term debt + Long-term and short-term lease obligation
Inventory holding period = Inventories / Average monthly net sales x 30 days
Net D/E ratio = (Interest-bearing debt – cash and cash equivalents) / shareholders' equity
ROA (ROE) (Three-month period) = Quarterly Net income x 4 / Average quarterly Total assets (Average shareholders' equity)
ROA (ROE) (Twelve-month period) = Net income / Average Total assets (Average share holders' equity)

3. Foreign exchange rate of yen for dollars in assumption

	Exchange rate in assumption
Yen for U.S.$	105.00